Exhibit 99.1

Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q3 2013

TORONTO, Aug. 7, 2013 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable September 30, 2013, to shareholders of record at the close of business on August 28, 2013. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on September 30, 2013, to shareholders of record at the close of business on August 28, 2013:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 6R	$0.375 per share
Series 8R	$0.271875 per share
Series 10R	$0.24375 per share
Series 12R	$0.26563 per share

Dividends payable to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") are used to purchase additional common shares either in the open market or from treasury, at the Board's discretion. Commencing with the dividends payable on September 30, 2013 and until further notice, the Board has determined that such common shares will continue to be issued from treasury, but with no discount to the volume weighted average market price determined in accordance with the Plan.

Registered participants in the Plan who wish to terminate their participation prior to the reinvestment of the dividends payable on September 30, 2013 must give written notice to CIBC Mellon Trust Company* at one of the addresses below. Notices must be received by CIBC Mellon Trust Company no later than August 21, 2013. Non-registered participants in the Plan should contact their financial institution or broker well in advance of August 21, 2013 for instructions on how to terminate their participation.

If sent by mail or facsimile:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec
Canada H3B 3K3
Attention: Income Disbursements
Facsimile: 1-888-249-6189

If hand delivered:
CIBC Mellon Trust Company*
320 Bay Street, B1 Level
Toronto, Ontario
Canada M5H 4A6
Attention: Income Disbursements

To contact the Plan Agent:
Toll Free in North America:
1-877-224-1760
In Toronto: 416-682-3865
Web site: www.canstockta.com
E-mail: inquiries@canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2013 the Sun Life Financial group of companies had total assets under management of $591 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:12e 07-AUG-13